UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                     TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(1)
                                (Amendment No.)*

                                   ACCOM, INC.
                                   -----------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    004334108
                                    ---------
                                 (CUSIP Number)

                             Phillip Patrick Bennett
                                 c/o Accom, Inc.
                               1490 O'Brien Drive
                          Menlo Park, California 95052
                            Telephone: (650) 328-3818
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 4, 1998
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 7 Pages

CUSIP No. 004334108                                      13D                                      Page 2 of 7 Pages

---------- -------------------------------------------------------------------------------------------------------------

1.         NAME OF REPORTING PERSON:  Phillip Patrick Bennett
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------- -------------------------------------------------------------------------------------------------------------

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                                                (a)  [ ]
                                                                                                             (b)  [ ]
---------- -------------------------------------------------------------------------------------------------------------

3.         SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------

4.         SOURCE OF FUNDS:
           PF, OO
---------- -------------------------------------------------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                [ ]

---------- -------------------------------------------------------------------------------------------------------------

6.         CITIZENSHIP OR PLACE OF ORGANIZATION:
           UNITED KINGDOM
---------- -------------------------------------------------------------------------------------------------------------

                               7.      SOLE VOTING POWER:
          NUMBER OF                    750,000
                               ------- ---------------------------------------------------------------------------------
           SHARES              8.      SHARED VOTING POWER:
        BENEFICIALLY                   0
                               ------- ---------------------------------------------------------------------------------
        OWNED BY EACH          9.      SOLE DISPOSITIVE POWER:
          REPORTING                    750,000
                               ------- ---------------------------------------------------------------------------------
         PERSON WITH           10.     SHARED DISPOSITIVE POWER:
                                       0
------------------------------------------------------------------------------------------------------------------------

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON: 750,000
---------- -------------------------------------------------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES**                                                                             [ ]
---------- ------------------------------------------------------------------------------------------------- -----------

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
           9.8%
---------- -------------------------------------------------------------------------------------------------------------

14.        TYPE OF REPORTING PERSON:**
           IN
---------- -------------------------------------------------------------------------------------------------------------

**SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004334108                  13D                       Page 3 of 7 Pages


ITEM 1.              Security and Issuer.
                     --------------------

                     (a)    Name of Principal Executive Offices of Issuer:
                            ----------------------------------------------

                            Accom,  Inc. (the "Issuer")
                            1490 O'Brien Drive
                            Menlo Park, California 94025

                     (b)    Title of Class of Equity Securities:
                            ------------------------------------

                            Common Stock

ITEM 2.              Identity and Background.
                     ------------------------

                     (a)    Name of Person Filing:
                            ----------------------

                            Phillip Patrick Bennett (the "Reporting Person")

                     (b)    Address of Principal Business Office:
                            -------------------------------------

                            c/o Accom, Inc.
                            1490 O'Brien Drive
                            Menlo Park, California 94025

                     (c)    Principal Business:
                            -------------------

                            Executive Vice President of Technology
                            Accom, Inc.
                            1490 O'Brien Drive
                            Menlo Park, California 94025

                     (d)    Criminal Proceedings:
                            ---------------------

                            During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                     (e)    Civil Proceedings:
                            ------------------

                            During the last five years, the Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State

CUSIP No. 004334108                  13D                       Page 4 of 7 Pages


                            securities   laws  or  finding  any  violation  with
                            respect to such laws.

                     (f)    Citizenship:
                            ------------

                            United Kingdom

ITEM 3.              Source and Amount of Funds or Other Consideration.
                     --------------------------------------------------

                     (a)    Source of Funds:
                            ----------------

                            The source of the $50,000 in cash paid to the Issuer was the personal funds of the Reporting Person. In addition, $500,000 of the purchase price was represented by a three-year, non-recourse promissory note issued by the Reporting Person to the Issuer.

                     (b)    Amount of Funds:
                            ----------------

                            The total consideration paid to the Issuer was $550,000. Of such consideration, the Reporting Person paid the Issuer $50,000 in cash. The Reporting Person also issued a promissory note in the principal amount of $500,000 to the Issuer.

ITEM 4.              Purpose of the Transaction.
                     ---------------------------

                     On December 4, 1998, the Reporting Person acquired 750,000 shares (the "Shares") of the Issuer's common stock. Of the Shares, 100,000 Shares were acquired for cash at a price of $0.50 per share. The remaining 650,000 Shares were acquired by means of a three-year, $500,000 non-recourse promissory note issued by the Reporting Person to the Issuer. Of such 650,000 Shares, 300,000 Shares were acquired at a price of $0.50 per share, and 350,000 Shares were acquired at a price of $1.00 per share. Such 650,000 Shares are subject to a repurchase right of the Issuer if the Reporting Person ceases to be an officer or director of the Issuer. This repurchase rights lapses with respect to 1/36th of such shares each month over a three-year period.

                     The Reporting Person presently holds the Shares as an investment. Subject to SEC rules and regulations and other applicable laws, the Reporting Person will, depending upon his evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, explore opportunities for liquidating all or a portion the Shares, through one or more sales pursuant to public or private offerings. In addition, the Reporting Person may determine to retain some portion of the Shares as an investment, and subject to SEC rules and regulations and other applicable laws, the Reporting Person may purchase additional shares of the Issuer's common stock depending on market conditions and the open-market and privately negotiated price for such shares.

CUSIP No. 004334108                  13D                       Page 5 of 7 Pages


ITEM 5.              Interest in Securities of the Issuer.
                     -------------------------------------

                     (a)    Number of Shares Beneficially Owned:                    750,000


                            Percent of Class:                                       9.8%  (based   upon   7,625,164
                                                                                    shares    of    Common    Stock
                                                                                    outstanding,   the   number  of
                                                                                    shares  the  Reporting   Person
                                                                                    believes outstanding).


                     (b)    Sole Power to Vote,  Direct the Vote of, Dispose of,
                            or Direct the Disposition of Shares:                    750,000

                     (c)    Recent Transactions:                                    As described more fully in Item
                                                                                    4, on  December  4,  1998,  the
                                                                                    Reporting    Person    acquired
                                                                                    50,000  shares of common  stock
                                                                                    for cash at a price of $.50 per
                                                                                    share; 300,000 shares of common
                                                                                    stock at a price  of $0.50  per
                                                                                    share   paid  by   means  of  a
                                                                                    promissory  note,  and  350,000
                                                                                    shares  of  common  stock  at a
                                                                                    price of $1.00 per  share  paid
                                                                                    by means of a promissory note.

                     (d)    Rights with Respect to Dividends or Sales  Proceeds:    Not Applicable ("N/A")

                     (e)    Date  of  Cessation   of  Five  Percent   Beneficial
                            Ownership:                                              N/A

ITEM 6.              Contracts,  Arrangements,  Understandings  or Relationships
                     -----------------------------------------------------------
                     with Respect to Securities of the Issuer.
                     -----------------------------------------

                     Pursuant to the Purchase Agreement (as defined in Item 7), the Reporting Person has granted the Issuer the right to repurchase 650,000 Shares acquired by the

CUSIP No. 004334108                  13D                       Page 6 of 7 Pages

                     Reporting Person if the Reporting Person ceases to be an officer or director of the Issuer. This repurchase rights lapses with respect to 1/36th of such shares each month over a three-year period. The Purchase Agreement also prohibits the Reporting Person from transferring or disposing those Shares subject to this repurchase right. Pursuant to the Promissory Note (as defined in Item 7), the Issuer's recovery against the Reporting Person, upon default of the Promissory Note, is limited to the Shares. See the Purchase Agreement and the Promissory Note for a further description of these and other provisions.

ITEM 7.              Material to be Filed as Exhibits.
                     ---------------------------------

                     Exhibit 1 Restricted Stock Purchase Agreement, dated as of December 4, 1998, between Accom, Inc., a Delaware corporation, and Phillip Bennett, an individual residing in California (the "Purchase Agreement").

                     Exhibit 2 Non-Recourse Promissory Note of Phillip Bennett, dated as of December 4, 1998, in the amount of 500,000 issued to Accom, Inc., a Delaware corporation (the "Promissory Note").

CUSIP No. 004334108                  13D                       Page 7 of 7 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 20, 1998.

                                          /s/ Phillip Patrick Bennett
                                          ---------------------------
                                              Phillip Patrick Bennett

                                                                       EXHIBIT 1

                       RESTRICTED STOCK PURCHASE AGREEMENT


                  THIS RESTRICTED STOCK PURCHASE AGREEMENT (this "Agreement") has been executed and delivered effective as of December 4, 1998, by and between Accom, Inc., a Delaware corporation (the "Company"), and Phillip Bennett, an individual residing in California (the "Purchaser"), for the purpose of sale by the Company to the Purchaser of 750,000 shares (the "Shares") of the Company's Common Stock (the "Common Stock") on the terms and conditions in this Agreement.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the mutual agreements of the Company and the Purchaser, and intending to be legally bound, the Company and the Purchaser agree as follows:

1.       Purchase and Sale of the Shares
         -------------------------------

         1.1 Cash Purchase. Concurrently with execution of this Agreement, the Purchaser will purchase, by delivery of cash or a personal check and the Company will sell, by delivery of an appropriate stock certificate to the Purchaser, 100,000 shares of Common Stock at a purchase price of $0.50 per share (the "Cash Shares") for the aggregate consideration of fifty thousand dollars ($50,000).

         1.2 Note Purchase. Concurrently with execution of this Agreement, the Purchaser will purchase, by delivery of a promissory note issued by the Purchaser in favor of the Company and dated as of even date herewith in the form attached hereto as Exhibit A (the "Promissory Note"), and the Company will sell, by delivery of an appropriate stock certificate to the Purchaser, 300,000 shares of Common Stock at a purchase price of $0.50 per share (the "First Note Shares") and 350,000 shares of Common Stock at a purchase price of $1.00 per share (the "Second Note Shares", and collectively the "Note Shares") for the aggregate consideration of five hundred thousand dollars ($500,000).

         1.3 Closing. The closing of the purchase of the Cash Shares and the Note Shares shall take place at the offices of Gibson, Dunn & Crutcher LLP at 1530 Page Mill Road, Palo Alto, CA 94304, or at such other place as may be agreed upon by the parties.

2.       Right of Repurchase - Cessation of Association
         ----------------------------------------------

         2.1 The Repurchase Option. In the event that the Purchaser voluntarily or involuntarily ceases to be an officer or director of the Company, the Company shall have the option under this Section 2 (the "Repurchase Option"), but not the obligation, to repurchase all, but not a portion of, the Note Shares then subject to the Repurchase Option purchased by the Purchaser pursuant to this Agreement from the Purchaser, or from the Purchaser's estate or personal representative, and from each transferee to whom the Purchaser has transferred any of the Shares (the "Transferees"), as the case may be.

         2.2 Exercise of the Repurchase Option. The Company shall exercise the Repurchase Option by giving to the Purchaser, or to the Purchaser's estate or personal representative, and to any Transferees of whom the Company has previously received written notice, written notice of the Company's intention to exercise the Repurchase Option (the "Notice of Repurchase") before the Repurchase Option lapses in accordance with Section 2.5 of this Agreement, and in such Notice agreeing to tender to the Purchaser, or to the Purchaser's estate or personal representative, and to any Transferees, as the case may be, the amount specified in Section 2.3, against delivery of the certificates representing the Shares to be repurchased, duly endorsed, free and clear of any and all liens, charges or encumbrances. In exercising the Repurchase Option, the Company may also designate one or more nominees to purchase some or all of the Note Shares instead of purchasing all of them itself, provided that the Shares to be purchased by the Company and by such nominees shall in any event constitute all of the Shares that could then be purchased from the Purchaser, or the Purchaser's estate or personal representative, and from any Transferees, as the case may be.

         2.3 Repurchase Option Price. The purchase price for the First Note Shares upon exercise of the Repurchase Option shall be $0.50 for each First Note Share repurchased pursuant to this Section 2. The purchase price for the Second Note Shares upon exercise of the Repurchase Option shall be $1.00 for each Second Note Share repurchased pursuant to this Section 2 (the aggregate purchase for the First Note Shares and the Second Note Shares, the "Purchase Price").

         2.4 Option Exercise; Closing. The closing with respect to exercise of the Repurchase Option shall occur not more than 30 days after the date on which the Notice of Repurchase is given, on such date and time and at such location as shall be specified by the Company, and in the absence of the specification of another site, at the Company's principal offices. At such closing, (a) the Company shall deliver to the Purchaser, or to the Purchaser's estate or personal representative, and to any Transferees, as the case may be, a check in the amount of the Purchase Price, or the Company may, in its sole discretion, cancel or forgive indebtedness of such party in the amount of the Purchase Price; and
(b) the Purchaser, or the Purchaser's estate or personal representative, and any Transferees, as the case may be, shall deliver to the Company the certificates representing the Note Shares, duly endorsed, free and clear of any and all liens, charges or encumbrances.

         2.5 Lapse of Repurchase Option. Notwithstanding any other provision of this Section 2, certain of the Note Shares shall cease to be subject to the Repurchase Option as follows:

         (a) On the first day of each month following the date of this Agreement, 8,333 First Note Shares shall cease to be subject to the Repurchase Option (except that on the first day of the thirty-sixth month following the date of this Agreement, 8,345 First Note Shares shall cease to be subject to the Repurchase Option); such that after the first day of the thirty-sixth month following the date of this Agreement, all of the First Note Shares shall be free of the Repurchase Option provided in this Section 2, except those First Note Shares as to which the Repurchase Option has been exercised by the Company prior to such date. Those First Note Shares which cease to be subject to the Repurchase Option are referred to herein as the "First Note Vested Shares."

         (b) In addition, on the first day of each month following the date of this Agreement, 9,722 Second Note Shares shall cease to be subject to the Repurchase Option (except that on the first day of the thirty-sixth month following the date of this Agreement, 9,730 Second Note Shares shall cease to be subject to the Repurchase Option); such that after the first day of the thirty-sixth month following the date of this Agreement, all of the Second Note Shares shall be free of the Repurchase Option provided in this Section 2, except those Second Note Shares as to which the Repurchase Option has been exercised by the Company prior to such date. Those Second Note Shares which cease to be subject to the Repurchase Option are referred to herein as the "Second Note Vested Shares." the First Note Vested Shares and the Second Note Vested Shares are together referred to herein as the "Vested Shares."

         2.6 Termination of Repurchase Option. In the event that there is a Change in Control (as defined below) of the Company, all of the Shares held subject to a Repurchase Option shall immediately upon such Change in Control become Vested Shares and shall cease to be subject to the Repurchase Option. For this Agreement, a "Change of Control" includes the sale or other disposition of substantially all of the assets of the Company, any reorganization, consolidation, or merger of the Company where the Company is not the surviving corporation and where the Company's securities outstanding immediately before the transaction represent less than 50% of the beneficial ownership of the new entity immediately after the transaction, or a change in a majority of the members of the Board of Directors of the Company (the "Board") which is not voted upon by the current members of the Board.

         2.7 Section 83 Stock. The Purchaser acknowledges that such Purchaser has been advised that the Repurchase Option contained in this Section 2 will cause the purchase of the Shares to fall within the provisions of Section 83 of the Internal Revenue Code of 1986, as amended (the "Code"), which provides for the recognition of ordinary income (as distinguished from capital gain) by the purchaser of Shares based on the difference between the purchase price of the Shares and their fair market value at the time restrictions with respect to the Shares (for example, the "Repurchase Option") "lapse", regardless whether the Shares are then (or could be then) sold. However, Section 83 of the Code permits the filing of an election within 30 days after the Purchaser's purchase of the Shares pursuant to this Agreement, whereby the Purchaser may elect to be taxed on the difference, if any, between the purchase price of the Shares and their fair market value at the time of purchase, with the result that if such election is validly made, future gain, if any, realized upon disposition of the Shares would in general be treated as capital gain. Purchaser acknowledges receipt from the Company of a copy of Sections 83(a) and (b) of the Code and a portion of the IRS Regulations thereunder, to which the foregoing discussion is subject. The Purchaser should consult with his tax adviser concerning whether to make such election and its consequences. In the event of any IRS audit or investigation of the Purchaser or the transactions contemplated by this Agreement, the Purchaser shall not seek reimbursement or indemnification from the Company for any assessment or penalty resulting from an IRS determination that the purchase price of the Shares is lower than the fair market value thereof as of the date of issuance.

3.       Effect of Tender of Purchase Price
         ----------------------------------

         Notwithstanding the failure of the holder of any Certificates evidencing all or any portion of the Shares subject to repurchase under Section 2 to deliver the same to the Company, upon tender by the Company of the purchase price for any such Shares in accordance with the terms of this Agreement, such Shares and the Certificates representing same shall forthwith and without further action be deemed to have been transferred to the Company and no longer to be outstanding for any purpose, except receipt of the price payable by the Company, without interest, upon proper tender of the Certificates to the Company in accordance with this Agreement.

4.       Restrictions on Transfer
         ------------------------

         Except as otherwise may be permitted by this Agreement, the Purchaser shall not dispose of or otherwise alienate any of, or any interest in, the Shares that at any time would be subject to repurchase by the Company under
Section 2 of this Agreement, and any attempt to effect any such transaction shall be null and void ab initio and of no force and effect.

5.       Investment Representations of the Purchaser
         -------------------------------------------

         The Purchaser represents to the Company and agrees with the Company as follows:

         5.1 The Purchaser is acquiring the Shares for private personal investment for his own account and not for the account of any other person, and has no present intention of reselling the Securities to others. None of the Shares or any interest therein will be sold, transferred or otherwise disposed of (except for sale to the Company) unless registered under the Securities Act of 1933, or similar successor law ("the Act"), and applicable securities or "blue sky laws" of any state ("State Securities Laws") or unless subject to exemptions from the Act and State Securities Laws.

         5.2 Accordingly, to implement the Purchaser's representations and agreements, the Purchaser agrees to authorize the Company to place substantially the following legends, and any legend required by applicable State Securities Laws, on each Certificate issued to the Purchaser to evidence the Shares, and to place a stop order against further transfer of the Shares except in compliance with the Act and applicable State Securities Laws.

         "THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ISSUED AND TRANSFERRED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND UNDER STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR DISPOSED OF UNLESS SO REGISTERED OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE."

         "RESTRICTIONS ON THE OWNERSHIP RIGHTS OF THE STOCK REPRESENTED BY THIS CERTIFICATE HAVE BEEN IMPOSED PURSUANT TO A RESTRICTED STOCK PURCHASE AGREEMENT [DATED DECEMBER 4, 1998]. A COPY OF THE RESTRICTED STOCK PURCHASE AGREEMENT IS ON FILE AT THE PRINCIPAL

OFFICE OF THE COMPANY AND WILL BE FURNISHED WITHOUT CHARGE TO THE HOLDER OF THIS CERTIFICATE UPON RECEIPT BY THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS OR REGISTER OFFICE OF A WRITTEN REQUEST FROM THE HOLDER REQUESTING SUCH COPY."

6.       General Provisions
         ------------------

         6.1 Construction. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware.

         6.2 Entire Agreement. This Agreement contains the entire understanding of the parties and supersedes all prior agreements and understandings relating to the subject matter hereof.

         6.3 Modification. This Agreement may be modified, amended or waived only by a writing executed by the Company and the Purchaser.

         6.4 Waivers. Any party to this Agreement may waive any right, provided that such waiver will not be effective against the waiving party unless it is in writing and signed by the waiving party. No waiver will be deemed to be a waiver of any same, similar, or dissimilar matter.

         6.5 Notice. All notices, requests, demands and other communications called for or contemplated hereunder shall be in writing and shall be deemed to have been duly given when delivered to the party to whom addressed or when sent by telecopy (as indicated by a telecopy confirmation and if promptly confirmed by registered or certified mail, return receipt requested, prepaid and addressed) to the parties, their successors in interest, or their assignees at the following addresses, or at such other addresses as the parties may designate by written notice in the manner aforesaid:

                           If to Buyer:              Accom, Inc.
                                                     1490 O'Brien Drive
                                                     Menlo Park, CA 94025
                                                     Attn: President
                                                     Fax: 650-327-2511

                           With copies to:           Gibson, Dunn & Crutcher LLP
                                                     1530 Page Mill Road
                                                     Palo Alto, CA 94304
                                                     Attn: Gregory T. Davidson
                                                     Fax: 650-849-5333

                           If to Purchaser:          Phillip Bennett
                                                     c/o Accom, Inc.
                                                     1490 O'Brien Drive
                                                     Menlo Park, CA  94025
                                                     Fax:  (650) 327-2511

         6.6 Successors. This Agreement shall inure to the benefit of and be binding upon the parties hereto, and upon any transferee of Shares, and upon their respective successors, assigns, executors, administrators and legal representatives. This Agreement may not be assigned by any Purchaser without the express written consent of the Company.

         6.7 Section Headings. The headings of each Section, subsection or other subdivision of this Agreement are for reference only and shall not limit or control the meaning thereof.

         6.8 Counterparts. This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but both counterparts shall together constitute but one and the same instrument.

         6.9 Attorneys' Fees. In the event that any action or proceeding, including arbitration, is commenced by any party hereto for the purpose of enforcing any provision of this Agreement, the parties to such action, proceeding or arbitration may receive as part of any award, judgment, decision or other resolution of such action, proceeding or arbitration their costs and reasonable attorneys' fees as determined by the person or body making such award, judgment, decision or resolution. Should any claim hereunder be settled short of the commencement of any such action or proceeding, including arbitration, the parties in such settlement shall be entitled to include as part of the damages alleged to have been incurred reasonable costs of attorneys or other professionals in investigation or counseling on such claim.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

                                   ACCOM, INC.



                                   By:    /s/ Judaid Sheikh
                                      ------------------------------------------

                                   Name: Junaid Sheikh
                                         ---------------------------------------

                                   Title: Chief Executive Officer
                                          --------------------------------------


                                   PHILLIP BENNETT



                                   /s/ Phillip Bennett
                                   ---------------------------------------------

                                    EXHIBIT A

                          NON-RECOURSE PROMISSORY NOTE

$500,000                                                        December 4, 1998

         FOR VALUE RECEIVED, Phillip Bennett ("Maker"), promises to pay to Accom, Inc., a Delaware corporation ("Payee"), in lawful money of the United
States of America, the principal sum of Five Hundred Thousand ($500,000) together with interest in arrears on the unpaid principal balance at a variable annual rate equal to the prime rate of Comerica Bank which rate shall be established and adjusted as necessary at the beginning of each calendar quarter during the term of this Note. Interest shall be calculated on the basis of a year of 365 or 366 days, as applicable, and charged for the actual number of days elapsed.


1.       PAYMENTS.

                  1.1 Principal and Interest. Subject to Section 1.3, the principal amount of this Note then outstanding shall be due and payable three years from the date of execution of this Note. Accrued, unpaid interest on the unpaid principal balance of this Note shall be due and payable together with the payment of principal as described above.

                  1.2 Manner of Payment. All payments of principal and interest on this Note shall be made by wire transfer to such accounts as specified by Payee, promptly upon request of Maker, or by check at 1490 O'Brien Drive, Menlo Park, CA 94025, or at such other place in the United States of America as Payee shall designate to Maker in writing. If any payment of principal or interest on this Note is due on a day which is not a Business Day, such payment shall be due on the next succeeding Business Day, and such extension of time shall be taken into account in calculating the amount of interest payable under this Note. "Business Day" means any day other than a Saturday, Sunday or legal holiday in the State of California.

                  1.3 Optional Prepayment. Maker may, without premium or penalty, at any time and from time to time, prepay all or any portion of the outstanding principal balance due under this Note, provided that each such prepayment is accompanied by accrued interest on the amount of principal prepaid calculated to the date of such prepayment. Any partial prepayments shall be applied to installments of principal in inverse order of their maturity.

2.       DEFAULTS.

                  2.1 Events of Default. The occurrence of any one or more of the following events with respect to Maker shall constitute an event of default hereunder ("Event of Default"):

                  (a) If Maker shall fail to pay when due any payment of principal or interest on this Note and such failure continues for five (5) Business Days after Payee notifies Maker thereof writing.

                  (b) If, pursuant to or within the meaning of the United States Bankruptcy Code or any other federal or state law relating to insolvency or relief of debtors (a "Bankruptcy Law"), Maker shall (i) commence a voluntary case or proceeding; (ii) consent to the entry of an order for relief against it in an involuntary case; (iii) consent to the appointment of a trustee, receiver, assignee, liquidator or similar official; or (iv) make an assignment for the benefit of its creditors.

                  (c) If a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against Maker in an involuntary case; (ii) appoints a trustee, receiver, assignee, liquidator or similar official for Maker or substantially all of Maker's properties; or (iii) orders the liquidation of Maker, and in each case the order or decree is not dismissed within 120 days.

                  (d) Upon the death of the Maker.

                  2.2 Remedies. Subject to Section 2.3, upon the occurrence of an Event of Default hereunder (unless all Events of Default have been cured or waived by Payee), Payee may, at its option, (i) by written notice to Maker, declare the entire unpaid principal balance of this Note, together with all accrued interest thereon, immediately due and payable regardless of any prior forbearance, and (ii) exercise any and all rights and remedies available to it under applicable law, including, without limitation, the right to collect from Maker all sums due under this Note. Maker shall pay all reasonable attorneys' fees incurred by or on behalf of Payee in connection with Payee's exercise of any or all of its rights and remedies under this Note.

                  2.3 Non-Recourse Limitation on Remedies. Notwithstanding anything to the contrary contained in this Note, Payee's recovery against Maker under this Note upon an Event of Default shall be limited solely to the shares of common stock of Payee purchased by Maker in the Restricted Stock Purchase Agreement dated as of even date herewith between Maker and Payee. Maker shall not be liable or have any personal liability in any other respect for the payment of any amount due under this Note.

3.       MISCELLANEOUS.

                  3.1 Waiver. The rights and remedies of Payee under this Note shall be cumulative and not alternative. No waiver by Payee of any right or remedy under this Note shall be effective unless in a writing signed by Payee. Neither the failure nor any delay in exercising any right, power or privilege under this Note will operate as a waiver of such right, power or privilege and no single or partial exercise of any such right, power or privilege by Payee will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right of Payee arising out of this Note can be discharged by Payee, in whole or in part, by a waiver or renunciation of the claim or right unless in a writing, signed by Payee; (b) no waiver that may be given by Payee will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on Maker will be deemed to be a waiver of any obligation of Maker or of the right of Payee to take further action without notice or demand as provided in this Note.

                  3.2 Notices. All notices, requests, demands and other communications called for or contemplated hereunder shall be in writing and shall be deemed to have been duly given when delivered to the party to whom addressed or when sent by telecopy (as indicated by a telecopy confirmation and if promptly confirmed by registered or certified mail, return receipt requested, prepaid and addressed) to the parties, their successors in interest, or their assignees pursuant to the terms of Section 6.5 of the Restricted Stock Purchase Agreement.

                  3.3 Severability. Any provision of this Note which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Note invalid, illegal or unenforceable in any other jurisdiction.

                  3.4 Governing Law. This Note shall be construed and enforced in accordance with and governed by the laws of the State of Delaware.

                  3.5 Parties In Interest. This Note shall bind Maker and its successors and assigns. This Note shall not be assigned or transferred by Maker or Payee without the express prior written consent of Maker, except by operation of law or in connection with the sale of all or substantially all of the stock or assets of Maker or Payee (as applicable).

                  3.6 Section Headings, Construction. The headings of each Section, subsection or other subdivision of this Note are for reference only and shall not limit or control the meaning thereof. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Note unless otherwise specified. All words used in this Note will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the words "hereof" and "hereunder" and similar references refer to this Note in its entirety and not to any specific section or subsection hereof.

                  3.7 No Usury. It is the intent of the parties that the rate of interest and other charges to the Maker shall be lawful. If for any reason the interest or other charges payable hereunder are found by a court of competent jurisdiction, in a final determination, to exceed the limit which the Payee may lawfully charge the Maker, then the obligation to pay interest or other charges shall automatically be reduced to such limit and, if any amount in excess of such limit shall have been paid, then such amount shall be refunded to the Maker.


            [The remainder of this page is intentionally left blank.]

         IN WITNESS WHEREOF, Maker has executed and delivered this Note as of the date first stated above.



                                                 -------------------------------
                                                        Phillip Bennett

                                                                       EXHIBIT 2

                          NON-RECOURSE PROMISSORY NOTE

$500,000                                                        December 4, 1998

         FOR VALUE RECEIVED, Phillip Bennett ("Maker"), promises to pay to Accom, Inc., a Delaware corporation ("Payee"), in lawful money of the United
States of America, the principal sum of Five Hundred Thousand ($500,000) together with interest in arrears on the unpaid principal balance at a variable annual rate equal to the prime rate of Comerica Bank which rate shall be established and adjusted as necessary at the beginning of each calendar quarter during the term of this Note. Interest shall be calculated on the basis of a year of 365 or 366 days, as applicable, and charged for the actual number of days elapsed.


1.       PAYMENTS.

                  1.1 Principal and Interest. Subject to Section 1.3, the principal amount of this Note then outstanding shall be due and payable three years from the date of execution of this Note. Accrued, unpaid interest on the unpaid principal balance of this Note shall be due and payable together with the payment of principal as described above.

                  1.2 Manner of Payment. All payments of principal and interest on this Note shall be made by wire transfer to such accounts as specified by Payee, promptly upon request of Maker, or by check at 1490 O'Brien Drive, Menlo Park, CA 94025, or at such other place in the United States of America as Payee shall designate to Maker in writing. If any payment of principal or interest on this Note is due on a day which is not a Business Day, such payment shall be due on the next succeeding Business Day, and such extension of time shall be taken into account in calculating the amount of interest payable under this Note. "Business Day" means any day other than a Saturday, Sunday or legal holiday in the State of California.

                  1.3 Optional Prepayment. Maker may, without premium or penalty, at any time and from time to time, prepay all or any portion of the outstanding principal balance due under this Note, provided that each such prepayment is accompanied by accrued interest on the amount of principal prepaid calculated to the date of such prepayment. Any partial prepayments shall be applied to installments of principal in inverse order of their maturity.

2.       DEFAULTS.

                  2.1 Events of Default. The occurrence of any one or more of the following events with respect to Maker shall constitute an event of default hereunder ("Event of Default"):

                  (a) If Maker shall fail to pay when due any payment of principal or interest on this Note and such failure continues for five (5) Business Days after Payee notifies Maker thereof writing.

                  (b) If, pursuant to or within the meaning of the United States Bankruptcy Code or any other federal or state law relating to insolvency or relief of debtors (a "Bankruptcy Law"), Maker shall (i) commence a voluntary case or proceeding; (ii) consent to the entry of an order for relief against it in an involuntary case; (iii) consent to the appointment of a trustee, receiver, assignee, liquidator or similar official; or
(iv) make an assignment for the benefit of its creditors.

                  (c) If a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against Maker in an involuntary case; (ii) appoints a trustee, receiver, assignee, liquidator or similar official for Maker or substantially all of Maker's properties; or (iii) orders the liquidation of Maker, and in each case the order or decree is not dismissed within 120 days.

                  (d) Upon the death of the Maker.

                  2.2 Remedies. Subject to Section 2.3, upon the occurrence of an Event of Default hereunder (unless all Events of Default have been cured or waived by Payee), Payee may, at its option, (i) by written notice to Maker, declare the entire unpaid principal balance of this Note, together with all accrued interest thereon, immediately due and payable regardless of any prior forbearance, and (ii) exercise any and all rights and remedies available to it under applicable law, including, without limitation, the right to collect from Maker all sums due under this Note. Maker shall pay all reasonable attorneys' fees incurred by or on behalf of Payee in connection with Payee's exercise of any or all of its rights and remedies under this Note.

                  2.3 Non-Recourse Limitation on Remedies. Notwithstanding anything to the contrary contained in this Note, Payee's recovery against Maker under this Note upon an Event of Default shall be limited solely to the shares of common stock of Payee purchased by Maker in the Restricted Stock Purchase Agreement dated as of even date herewith between Maker and Payee. Maker shall not be liable or have any personal liability in any other respect for the payment of any amount due under this Note.

3.       MISCELLANEOUS.

                  3.1 Waiver. The rights and remedies of Payee under this Note shall be cumulative and not alternative. No waiver by Payee of any right or remedy under this Note shall be effective unless in a writing signed by Payee. Neither the failure nor any delay in exercising any right, power or privilege under this Note will operate as a waiver of such right, power or privilege and no single or partial exercise of any such right, power or privilege by Payee will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right of Payee arising out of this Note can be discharged by Payee, in whole or in part, by a waiver or renunciation of the claim or right unless in a writing, signed by Payee; (b) no waiver that may be given by Payee will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on Maker will be deemed to be a waiver of any obligation of Maker or of the right of Payee to take further action without notice or demand as provided in this Note.

                  3.2 Notices. All notices, requests, demands and other communications called for or contemplated hereunder shall be in writing and shall be deemed to have been duly given when delivered to the party to whom addressed or when sent by telecopy (as indicated by a telecopy confirmation and if promptly confirmed by registered or certified mail, return receipt requested, prepaid and addressed) to the parties, their successors in interest, or their assignees pursuant to the terms of
Section 6.5 of the Restricted Stock Purchase Agreement.

                  3.3 Severability. Any provision of this Note which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Note invalid, illegal or unenforceable in any other jurisdiction.

                  3.4 Governing Law. This Note shall be construed and enforced in accordance with and governed by the laws of the State of Delaware.

                  3.5 Parties In Interest. This Note shall bind Maker and its successors and assigns. This Note shall not be assigned or transferred by Maker or Payee without the express prior written consent of Maker, except by operation of law or in connection with the sale of all or substantially all of the stock or assets of Maker or Payee (as applicable).

                  3.6 Section Headings, Construction. The headings of each Section, subsection or other subdivision of this Note are for reference only and shall not limit or control the meaning thereof. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Note unless otherwise specified. All words used in this Note will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the words "hereof" and "hereunder" and similar references refer to this Note in its entirety and not to any specific section or subsection hereof.

                  3.7 No Usury. It is the intent of the parties that the rate of interest and other charges to the Maker shall be lawful. If for any reason the interest or other charges payable hereunder are found by a court of competent jurisdiction, in a final determination, to exceed the limit which the Payee may lawfully charge the Maker, then the obligation to pay interest or other charges shall automatically be reduced to such limit and, if any amount in excess of such limit shall have been paid, then such amount shall be refunded to the Maker.


            [The remainder of this page is intentionally left blank.]

         IN WITNESS WHEREOF, Maker has executed and delivered this Note as of the date first stated above.


                                                    /s/ Phillip Bennett
                                                 -------------------------------
                                                        Phillip Bennett